82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026471

REGISTRANT'S NAME Internet Identity Presence Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 11 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 478 FISCAL YEAR 7-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 2/26/02

82-478

AR/S
7-31-01

Internet Identity Presence Company Limited

(Formerly: Silverspar Minerals Inc.)
Consolidated Financial Statements
July 31, 2001

Contents

12G3-2(B)

Wm. Andrew Campbell C.A.
6th. Floor, 56 Temperance Street,
Toronto, Ontario
M5H 3V5

Tel.: (416) 363 - 6273
Fax: (416) 363 - 9982

Auditors Report to the Shareholders

To the Shareholders of:
Internet Identity Presence Company Limited
(Formerly: Silverspar Minerals Inc.)

I have audited the consolidated balance sheets of Internet Identity Presence Company Limited as at July 31, 2001 and 2000. I have also audited the consolidated statements of loss and deficit and changes in cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted an audit in accordance with generally accepted auditing standards in Canada. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and 2000 and the results of its operations and the changes in cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Signed "Wm. Andrew Campbell"
Chartered Accountant

Toronto, Ontario
December 7, 2001

Internet Identity Presence Company Limited
Consolidated Balance Sheet
As at July 31, 2001

Assets

	2001	2000
Current		
Cash and cash equivalents	$ -	$ 43,536
Accounts receivable	11,682	4,987
Prepaid expenses and deposits	-	35,400
	11,682	83,923
Other		
Deferred development costs (Note 3)	348,045	-
Capital assets (Note 3)	38,108	3,738
	386,153	3,738
	$ 397,835	$ 87,661

Liabilities

	2001	2000
Current		
Bank indebtedness	$ 288	$ -
Bank loan	32,048	-
Accounts payable and accrued liabilities	58,849	68,608
Loans and advances from related parties (Note 4)	97,022	3,000
Other loans and advances (Note 5)	-	226,500
	188,207	298,108

Shareholders (Deficiency)

	2001	2000
Share Capital (Note 6)		
Authorized: an unlimited number of common shares		
Issued: 10,260,227 (2000: 7,260,227) common shares	11,999,774	11,699,774
Treasury shares (Note 6 (iii)	(16,385)	(16,385)
Contributed surplus	77,219	77,219
	12,060,608	11,760,608
Deficit (Page 4)	(11,850,980)	(11,971,055)
	209,628	(210,447)
	$ 397,835	$ 87,661

Approved on behalf of the Board of Directors:

(Signed) "Owen V. Dwyer" Director

(Signed) "Michael Mews" Director

See Auditors Report to Shareholders appearing on Page 2
See accompanying Notes to Financial Statements

Internet Identity Presence Company Limited
Consolidated Statements of Loss and Deficit
For the Year Ended July 31, 2001

	2001	2000
Revenue		
Sale of domain sites	$ 4,603	$ -
Write off of other loans and advances	226,500	-
Gain on debt settlements	-	34,589
Interest and other income	-	3,000
	231,103	37,589
Operating Expenses		
Management and consulting fees	5,700	24,000
Bad debt expense	35,493	-
Office, general and administrative	19,677	21,428
Legal and audit	18,160	13,238
Rent	11,100	-
Transfer agents fees	4,904	9,217
Shareholder information	4,959	4,755
Loan interest	3,976	-
Depreciation	7,059	934
	111,028	73,572
Net Income (Loss) for the Year	120,075	(35,983)
Deficit, beginning of year	(11,971,055)	(11,971,055)
Deficit, End of Year	$(11,850,980)	(11,971,055)
Income (Loss) per Share	$ 0.010	$ (0.005)

See Auditors Report to Shareholders appearing on Page 2
See accompanying notes to financial statements

Internet Identity Presence Company Limited
Consolidated Statements of Changes in Financial Position
For the Year Ended July 31, 2001

	2001	2000
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net income (loss) for the year	$ 120,075	$ (35,983)
Add: items not affecting cash:		
: Unrealized foreign exchange (gain) loss	-	(3,000)
: Depreciation	7,059	934
: Write off of other loans and advances	(226,500)	-
	(219,441)	(2,066)
	(99,366)	(38,049)
Changes in non-cash operating working capital (Note 7)	18,945	(210,459)
PROVIDED BY (USED FOR) OPERATIONS ACTIVITIES	(80,419)	(248,508)
FINANCING ACTIVITIES		
Issuance of common shares	300,000	509,820
Loans and advances from related parties	94,022	(192,880)
Other loans and advances	-	(25,000)
PROVIDED BY (USED FOR) FINANCING ACTIVITIES	394,022	285,940
INVESTING ACTIVITIES		
Acquisition of Internet companies	(300,000)	-
Web site development costs	(48,045)	-
Additions to capital assets	(41,428)	-
PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(389,473)	-
INCREASE IN CASH	$ (75,872)	$ 43,432
CASH, BEGINNING OF YEAR	43,536	104
CASH AND CASH EQUIVALENTS,	$ (32,336)	$ 43,536
CASH AND CASH EQUIVALENTS CONSIST OF:		
CASH IN BANK (BANK INDEBTEDNESS)	$ (288)	$ 536
SHORT TERM DEPOSITS- maturing within one year	-	43,000
BANK LOAN	(32,048)	-
CASH AND CASH EQUIVALENTS,	$ (32,336)	$ 43,536

See Auditors Report to Shareholders appearing on page 2
See accompanying notes to financial statements

Internet Identity Presence Company Limited
Notes to Consolidated Financial Statements
July 31 2001

1. NATURE OF OPERATIONS AND GOING CONCERN CONSIDERATIONS

Internet Identity Presence Company Limited (the Company") was incorporated under the laws of the Province of British Columbia on July 19, 1979 and changed its province of Registration and continued under the Ontario Business Corporations Act (OBCA) on September 19, 1997

On December 7, 1998 the Company abandoned its mineral resource properties. On January 22, 2001 the Company acquired all the issued and outstanding shares of World Domain Registry Inc., which is an accredited Domain Name Registrar of the Canadian Internet Registration Authority.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles, which contemplates the Company's ability to meet its obligations as they become due and operate as a going concern. This is ultimately dependent on the Company acquiring and financing a profitable new venture.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles accepted in Canada.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries World Domain Registry Inc. and We HaveDotComs.Com. During the year the Company abandoned Orbex Resources Inc., an inactive Deleware Corporation.

Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The assets and liabilities, which require management to make significant estimates and assumptions in determining carrying values, including oil and gas joint ventures and deferred development expenditures.

Translation of foreign currencies

Foreign currency transactions and balances of integrated foreign operations are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the rate of exchange in effect at the period end. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items are translated at the weighted average exchange rate prevailing during the period. Exchange gains and losses are included in income in the current period.

Loss per common share

Basic loss per share has been computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are not presented because the conversion of all obligations and the exercise of all stock options would be antidilutive.

Internet Identity Presence Company Limited
(Formerly: Silverspar Minerals Inc.)
Notes to Consolidated Financial Statements
July 31, 2001

3. Capital assets

	2001	2000
Office, furniture and fixtures	$ 49,990	$ 14,621
Less: accumulated depreciation	(17,942)	(10,883)
	$ 32,048	$ 3,738

4. RELATED PARTY TRANSACTIONS

The loans and advances from related parties consist of $97,022 (2000: $3,000), which are interest free and have no fixed repayment terms.

During the year the Company paid management fees of $NIL (2000: $24,000) to a company controlled by a director of the Company.

5. OTHER LOANS AND ADVANCES

Included in other loans and advances is $NIL (2000: $226,500) ($150,000 U.S.), which was received during the year ended July 31, 1997 in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. During the current year-end the advances have been charged to the income statement.

6. SHARE CAPITAL
(i) Authorized:
An unlimited number of Common shares

Issued:	Number	$
Balance, July 31, 1999	3,885,898	11,189,954
Issued under private placement	1,500,000	150,000
Issued in settlement of debt	1,874,329	374,866
Issue costs	-	(15,046)
Balance, July 31, 2000	7,260,227	11,699,774
Issued for Internet Companies (6 (iii))	3,000,000	300,000
Balance, July 31, 2001	10,260,227	11,999,774
Issued in settlement of debt	500,000	60,000
Balance December 7, 2001	10,760,227	12,059,774

(ii) Employee stock options

a) As at July 31, 2001 employee stock and incentive options were outstanding for directors, officers and certain key employees to purchase up to 3,050,000 common shares as follows. 400,000 at $0.25 per share until January 23, 2006, 400,000 at $0.35 per share until January 23, 2006, 250,000 at $0.30 per share until May 6, 2006, 250,000 at $0.50 per share until May 6, 2006, 875,000 at $0.10 per share until June 21, 2006 and 875,000 at $0.20 per share at $0.20 per share until June 21, 2006.

b) On November 1, 2000, the Company cancelled all previously issued employee stock options and approved the issuance of 600,000 stock options exercisable at $0.25 per share until May 12, 2005.

Internet Identity Presence Company Limited
Notes to Consolidated Financial Statements
July 31, 2001

6. SHARE CAPITAL (continued)

(iii) Acquisition of Internet Companies
On January 22, 2001 the Company issued 1,500,000 common shares at $0.10 per share for a 100% interest in the common shares of World Domain Registry Inc., which is an accredited Domain Name Registrar of the Canadian Internet Registration Authority" ("CIRA"). In addition the company issued 1,500,000 common shares during the year at a deemed price of $0.10 per share for 100% of the common shares of WeHaveDotComs.Com.

(iv) Treasury shares
In November 1994, the Company acquired 5,600 common shares for a total cost of $16,385. The current market value as at July 31, 2000 is $280. At present the Company does not intend to purchase additional shares

(v) Warrants
As at July 31, 2001, warrants were outstanding pursuant to private placement agreements to acquire common shares as follows:

a) 431,750 common shares at $0.25 per share until July 30, 2000. (extended to July 30, 2001)
b) 110,000 common shares at $1.50 per share until November 4, 2000 (extended to November 4, 2001 at a price per share of $0.50). and;
c) 1,500,000 common shares at $0.10 per share until February 7, 2000 and if not exercised by that date at $0.15 per share until February 7, 2001.

7. CHANGES IN NON CASH OPERATING WORKING CAPITAL

	2001	2000
Cash provided by (used for):		
Accounts receivable	$ (6,695)	$, (3,118)
Prepaid expenses and deposits	35,400	-
Accounts payable and accrued liabilities	(9,759)	(207,341)
	$ 18,946	$ (210,459)

8 INCOME TAXES

No recognition has been given in these financial statements to the potential income tax benefits resulting from exploration, development and administrative expenditures. Future income tax reductions with regards to these expenditures will be recorded at the time of realization.

9. COMMITMENTS AND CONTINGENCIES

(i) In July 1993, The Company issued convertible notes payable in conjunction with a private placement. The notes were unsecured and subject to interest being charged at a rate of 5%, starting 150 days from the issuance of the notes or to May 17, 1994, the date the shares were issued. As remittances of some of the subscription amounts were late, certain subscribers waived the interest that would have been payable. The Company believes that the outstanding interest of $70,083 will continue to be waived until legally no longer payable. The Company removed the liability from the balance sheet on July 31, 1997, although no formal waiver has been received from the subscribers.

9. COMMITMENTS AND CONTIGENCIES (continued)

(ii) On July 31, 1997, the Company received $150,000 (US) in respect of a proposed convertible debenture issue. The issue was never completed and to date, the funds have not been repaid to the investor. In the opinion of management the investor has no right of recourse for collection of these funds; accordingly the advance has been written off to the statement of income and deficit in fiscal 2001.

82-478

Internet Identity Presence Company Limited
Consolidated Financial Statements
(Prepared By Management)
(Unaudited)
Three Months Ended October 31, 2001

12G3-2B)

Internet Identity Presence Company Limited
Balance Sheet
(Prepared By Management)

ASSETS

	Three Months Ended October 31, 2001	Year Ended July 31, 2001
CURRENT		
Accounts receivable	$ 11,682	$ 11,682
	11,682	11,682
OTHER		
Deferred development costs	348,045	348,045
Capital assets	36,508	38,108
	384,553	386,153
	$ 396,235	$ 397,835

LIABILITIES

CURRENT		
Bank indebtedness	$ -	$ 288
Bank loan	32,048	32,048
Accounts payable and accrued liabilities	66,137	58,849
Loans and advances	67,022	97,022
	165,207	188,207

SHAREHOLDERS EQUITY

SHARE CAPITAL	12,059,774	11,999,774
TREASURY SHARES	(16,385)	(16,385)
CONTRIBUTED SURPLUS	77,219	77,219
DEFICIT (Page 3)	(11,889,580)	(11,850,980)
	231,028	209,628
	$ 396,235	$ 397,835

See accompanying notes unaudited to financial statements

Internet Identity Presence Company Limited
Statement of Loss and Deficit
(Prepared By Management)

	Three Months Ended October 31, 2001	Three Months Ended October 31, 2000
Operating expenses		
Office, general and administration	$ 28,000	$ 135
Legal and audit	8,000	200
Depreciation	1,600	-
Management and consulting fees	-	6,000
Shareholder information	1,000	117
	38,600	6,452
Net Loss for the Period	(38,600)	(6,452)
Deficit, Beginning of Period	(11,850,980)	(11,935,072)
DEFICIT, END OF PERIOD	$(11,889,580)	$(11,941,525)
NET LOSS PER SHARE	$ (0.003)	$ (0.000)

Statement of Changes in Cash Flow
(Prepared By Management)

	Three Months Ended October 31, 2001	Three Months Ended October 31, 2000
Cash provided by (Used in):		
Operating Activities		
Net (loss) for the period	$ (38,600)	$ (6,452)
Item not requiring an outlay of cash:		
Depreciation	1,600	-
	(37,000)	(6,452)
Changes in non-cash operating working capital balances	7,288	(2,697)
(Used in) Operating Activities	(29,712)	(9,149)
Financing Activities		
Issuance of common shares	60,000	-
Due to related parties	(30,000)	-
Provided by Financing Activities	30,000	-
Investing Activities		
Software development cots	-	-
Investment in securities	-	-
Provided by Financing Activities	-	-
Increase (decrease) in Cash	288	(9,149)
Cash (bank indebtedness), beginning of year	(288)	43,536
CASH, END OF PERIOD	$ -	$ 34,387

See accompanying notes to unaudited financial statements

Silverspar Minerals Inc.
Notes to Financial Statements
(Prepared By Management)
October 31, 2001

1. Summary of Significant Accounting Policies

The accompanying policies and methods followed in preparing these financial statements are those used by Canadian Spooner Resources Inc. (the "Company") as set out in the July 31, 2001 audited financial statements. However, the unaudited financial statements for the three months ended October 31, 2001 do not conform in all respects to the disclosure and information that is required for annual financial statements. For further information, see the Company's July 31, 2001 audited financial statements.

The enclosed unaudited financial statements for the three months ended October 31 2001 conform with generally accepted accounting principles in Canada for financial reporting for interim financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended October 31, 2001 is not indicative of the results that may be expected for the full year ended July 31, 2002.

2. Share Capital

a) Authorized- An unlimited number of Common shares

b) Issued:	Number	$
Common shares		
Balance: July 31, 2001	10,260,227	11,999,774
Issued in settlement of debt	500,000	60,000
Balance: October 31, 2001	10,760,227	$12,059,774

3. Income taxes

At October 31, 2001, the Company's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets and liabilities that may result from differences in tax values and accounting values have not been reflected in these financial statements.